

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2014

Via Email
Mr. Robert Heckes
Chief Executive Officer
PhotoAmigo, Inc.
2532 Foothill Road
Santa Barbara, CA 93105

  Re: **PhotoAmigo, Inc.**
    Item 4.01 Form 8-K
    Filed March 10, 2014
    File No. 000-54439

Dear Mr. Heckes:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Melissa Kindelan

      Melissa Kindelan
      Staff Accountant